February 24, 2017

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Coca-Cola West Company, Limited Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted February 15, 2017 CIK No. 0001672908

Dear Mr. Reynolds,

At the request of Coca-Cola West Company, Limited (“CCW”), we are responding to oral comments of the Staff relating to Amendment No. 3 to the Draft Registration Statement on Form F-4 (“Amendment No. 3”) confidentially submitted on February 15, 2017. In conjunction with this letter, CCW is publicly filing a Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, a marked copy of the Registration Statement, showing changes from Amendment No. 3, is being sent to the Staff.

The responses of CCW to the Staff’s comments are below. To facilitate the Staff’s review, we have set forth below in bold text the Staff’s oral comments and have provided responses immediately below the comments.

In addition to the amendments in response to the Staff’s comments, CCW has amended certain portions of the Registration Statement to provide updates, clarifications or supplemental information. Such other amendments are also marked in the marked copy sent separately to the Staff.

Exhibit 5.1

Page 3, Paragraph beginning “This opinion has been rendered”

1.	We note your response to prior comment 2 and reissue the comment.

In response to the Staff’s comment, Mori Hamada & Matsumoto has revised its opinion letter to delete the relevant language.

Directors of CCBJI Following the Share Exchange, page 107

2.	Please provide to the extent known the information called for by Item 18(a)(7) of Form F-4, in particular the portions of Item 6 of Form 20-F referenced therein. If what is disclosed is the information that is called for to the extent known, please note that.

CCW confirms that the information called for by Items 6.A., 6.B., 6.E. and 7.B. of Form 20-F, referenced by Item 18(a)(7) of Form F-4, is set forth in the Registration Statement. In response to the Staff’s comment, language clarifying that the disclosed information is in certain cases to the extent known to CCW has been added to page 110 of the Registration Statement.

3.	Please explain why the table on page 107 does not include the titles for Mr. Yoshimatsu and Mr. Tiku.

In response to the Staff’s comment, CCW has revised the table to include the additional titles at CCBJI that the parties to the capital and business alliance agreement contemplate Mr. Yoshimatsu and Mr. Tiku to be appointed to.

Please do not hesitate to contact me by telephone at +81-3-5251-0203, by fax at +81-3-5251-1602 or by email at klebrun@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Kenneth J. Lebrun
Kenneth J. Lebrun
Shearman & Sterling LLP

cc: Tamio Yoshimatsu, Representative Director and President of CCW

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